Exhibit 99.1

3.1 Billion Parcels Expanded Market Share to 19.9%

Adjusted Net Income Increased 25.6% to Reach RMB1.38 Billion

ZTO Reports Second Quarter 2019 Unaudited Financial Results

Shanghai, August 16, 2019 — ZTO Express (Cayman) Inc. (NYSE: ZTO), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 20191. The Company beat market expectations by generating parcel volume growth of 46.8%, 18.5 percentage points higher than the industry average. Market share in terms of parcel volume expanded to 19.9% during the second quarter of 2019. Adjusted net income increased 25.6% to reach RMB1,375.9 million.

Second Quarter 2019 Financial Highlights

•                                        Revenues were RMB5,423.6 million (US$790.0 million), an increase of 29.2% from RMB4,197.9 million in the same period of 2018

•                                        Gross profit was RMB1,768.6 million (US$257.6 million), an increase of 21.4% from RMB1,457.3 million in the same period of 2018

•                                        Net income was RMB 1,365.1 million (US$198.8 million), a decrease of 8.5% from RMB 1,492.2 million in the same period of 2018

•                                        Adjusted EBITDA2 was RMB1,962.8 million (US$285.9 million), an increase of 29.1% from RMB1,520.2 million in the same period of 2018

•                                        Adjusted net income3 was RMB 1,375.9 million (US$200.4 million), an increase of 25.6% from RMB1,095.7 million in the same period of 2018

•                                        Basic and diluted earnings per American depositary share (“ADS”4) attributable to ordinary shareholders were RMB1.73 (US$0.25), a decrease of 16.4% from RMB2.07 in the same period of 2018

•                                        Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB1.74 (US$0.25), an increase of 14.5% from RMB1.52 in the same period of 2018

•                                        Net cash provided by operating activities was RMB1,992.8 million (US$290.3 million), compared with RMB1,475.8 million in the same period of 2018

Operational Highlights for Second quarter 2019

•                                        Parcel volume was 3,106.6 million, an increase of 46.8% from 2,115.6 million in the same period of 2018

•                                        Number of pickup/delivery outlets was approximately 30,000 as of June 30, 2019, while the number of direct network partners was approximately 4,650 as of June 30, 2019

•                                        Number of line-haul vehicles was over 5,800 as of June 30, 2019, which included over 4,950 self-owned vehicles and over 850 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO. Among the 4,950 self-owned vehicles, over 3,150 were high capacity 15-to-17-meter-long trailer trucks compared to over 3,000 as of March 31, 2019

•                                        Number of line-haul routes between sorting hubs was over 2,200 as of June 30, 2019

•                                        Number of sorting hubs was 87 as of June 30, 2019, among which 78 are operated by the Company and the other nine by the Company’s network partners

(1)             An investor relations presentation accompanies this earnings release and can be found at ir.zto.com.

(2)            Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations.

(3)             Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

(4)             One ADS represents one Class A ordinary share

(5)             Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders per weighted average number of basic and diluted shares before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO’s market share by parcel volume expanded 2.5 percentage points to 19.9% during the second quarter of 2019. Our consistent strategy has been continuous market expansion based on high quality of services and targeted net earnings. Second quarter’s performance reflected the soundness of our overall strategy and solid execution.”

Mr. Lai added, “Chinese express delivery industry is likely to maintain steady growth in the near term. While innovations in commerce impacting consumption and manufacturing are changing supply chain management, including logistics, express delivery industry is facing new demands and challenges. To maintain our competitive edge, ZTO must continue to focus on strengthening our core competencies as well as widening our business moat to sustain future growth. In addition to continued improvements in productivity and cost efficiencies, we will further advance our initiatives on industry-leading courier pay and last mile capabilities going forward in order to maintain a healthy growth momentum and be well prepared for the long run.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “ZTO’s performance adds to our confidence in our ability to deliver on our corporate strategy. Year-over-year ASP decline for the quarter was more than previously planned, however, it was kept level with the market, and we achieved higher volume increase as well as targeted earnings growth through scale leverage and effective resource planning. Combined sorting hub and line-haul transportation costs per parcel declined 8.6% year over year, and corporate SG&A, excluding share-based compensation, was 5.4% of total revenues compared to that of 5.7% last year. Adjusted net income rose 25.6% to RMB1.38 billion, and cash from operating activities rose 35.0% to RMB1.99 billion.”

Second Quarter 2019 Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2018		2019			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	3,664,535	87.3	4,763,902	693,940	87.8	6,751,532	87.2	8,823,274	1,285,255	88.3
Freight forwarding services	301,789	7.2	350,088	50,996	6.5	595,063	7.7	639,402	93,139	6.4
Sale of accessories	209,219	5.0	292,570	42,618	5.4	360,062	4.7	501,407	73,038	5.0
Others	22,376	0.5	17,080	2,488	0.3	35,666	0.4	33,588	4,893	0.3
Total revenues	4,197,919	100.0	5,423,640	790,042	100.0	7,742,323	100.0	9,997,671	1,456,325	100.0

Revenues were RMB5,423.6 million (US$790.0 million), an increase of 29.2% from RMB4,197.9 million in the same period of 2018. Revenue from express delivery services increased by 30.0% compared to the same period of 2018, mainly driven by a 46.8% increase in parcel volume and partially offset by a 11.3% decrease in unit price per parcel largely for incremental volume incentives in response to competition. Revenue from freight forwarding services increased 16.0% when compared to the same period of 2018. The increase in revenue from sales of accessories was in-line with the increase in the sale of thermal paper used for the printing of digital waybills. Other revenues are mainly associated with financing services and advertising services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2018		2019			2018		2019
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,272,267	30.3	1,695,866	247,031	31.3	2,455,904	31.7	3,289,873	479,224	32.9
Sorting hub cost	701,961	16.7	953,901	138,952	17.6	1,388,398	17.9	1,844,970	268,750	18.5
Freight forwarding cost	288,348	6.9	345,283	50,296	6.4	572,018	7.4	628,397	91,536	6.3
Cost of accessories sold	125,724	3.0	156,371	22,778	2.9	214,441	2.8	276,057	40,212	2.8
Other costs	352,365	8.4	503,651	73,364	9.2	622,182	8.0	930,214	135,502	9.2
Total cost of revenues	2,740,665	65.3	3,655,072	532,421	67.4	5,252,943	67.8	6,969,511	1,015,224	69.7

Total cost of revenues was RMB3,665.1 million (US$ 532.4million), an increase of 33.4% from RMB2,740.7 million in the same period last year.

•                  Line haul transportation cost was RMB1,695.9 million (US$247.0 million), an increase of 33.3% from RMB1,272.3 million in the same period last year. Higher usage of self-owned fleet with increasing number of higher-capacity trailer trucks, improved line-haul route planning and better load rate enhanced the transportation cost leverage

•                  Sorting hub operating cost was RMB953.9 million (US$139.0 million), an increase of 35.9% or RMB 251.9 million from RMB702.0 million in the same period last year. Of this increase: (i) RMB178.5 million (US$26.0 million) was associated with sorting hub labor costs, the headcount of sorting hub workers increased 18.6% year over year, which was much slower than the parcel volume increase; and (ii) RMB50.1 million (US$7.3 million) came from depreciation costs associated with the newly installed automated sorting equipment. As of June 30, 2019, 155 sets of automated sorting equipment have been put into use, compared to 64 sets as of June 30, 2018

•                  Cost of accessories was RMB156.4 million (US$22.8 million), an increase of 24.4% from RMB125.7 million in the same period last year. The increase was in line with the increase in the sale of accessories for thermal paper

•                  Other costs were RMB503.7 million (US$73.4 million), an increase of RMB151.3 million (US$22.0 million) compared to the same period last year, which mainly resulted from (i) an increase of RMB117.7 million (US$17.2 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB47.7 million (US$6.9 million) in expenses related to IT and technology development and (iii) a decrease of RMB 5.5 million (US$0.8 million) in tax surcharges

Gross Profit was RMB1,768.6 million (US$257.6 million), an increase of 21.4% from RMB1,457.3million in the same period last year. Gross margin rate decreased to 32.6% from 34.7% year over year, which resulted from combined effects of increase in volume incentives, parcel volume increase, and cost productivity gains.

Total Operating Expenses were RMB275.8 million (US$40.2 million), compared to RMB268.4 million in the same period last year.

•                  Selling, general and administrative expenses were RMB305.4 million (US$44.5 million), compared to RMB269.2 million in the same period last year. The increase was mainly due to an increase in salaries and accrued bonuses from RMB132.4 million (US$19.3 million) to RMB177.7 million (US$25.9 million). Selling, general and administrative expenses, excluding share-based compensation expense accounted for 5.4% of total revenues compared to 5.7% during the same period last year

•                  Other operating income, net was RMB29.5 million (US$4.3 million) for the quarter. Other operating income mainly consisted of government subsidies and tax rebates of RMB24.6 million (US$3.6 million) received in the second quarter of 2019

Income from operations was RMB1,492.7 million (US$217.4 million), an increase of 25.6% from RMB1,188.8 million for the same period last year. Operating margin rate decreased by 0.8 percentage point to 27.5% year over year while the gross margin rate decreased by 2.1 percentage points. This reflects sound corporate cost control and healthy scale leverage.

Interest income was RMB144.5 million (US$21.0 million), compared with RMB70.7 million in the same period in 2018 primarily due to an increase in the amount of cash and interest-bearing bank deposits. In June 2018, the company received majority portion of the proceeds from the US$1.38 billion strategic investment led by Alibaba.

Foreign currency exchange gain, before tax was RMB22.3million (US$3.2 million) in the second quarter of 2019, resulted from the appreciation of the U.S. dollar against the Chinese renminbi in the second quarter of 2019.

Income tax expenses were RMB288.8 million (US$42.1 million) and the effective income tax rate was 17.4% for the second quarter of 2019.

Net income was RMB1,365.1 million (US$198.8 million), a decrease of 8.5% from RMB1,492.2 million in the same period last year, which included one-time gains on disposal of equity investees of RMB424.5 million (net of income taxes), mainly composed of the share disposal of Shenzhen Feng Chao Technology Ltd. associated with the Hive Box operations.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.73 (US$0.25), compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB2.07 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.74 (US$0.25), compared with adjusted basic and diluted earnings per ADS attributable to ordinary shareholders of RMB1.52 in the same period last year.

Adjusted net income was RMB1,375.9 million (US$200.4 million), compared with adjusted net income of RMB1,095.7 million during the same period last year.

EBITDA was RMB1,952.0 million (US$284.3 million), compared with RMB2,042.0 million in the same period last year which included one-time gains on disposal of equity investees of RMB549.7 million.

Adjusted EBITDA was RMB1,962.8 million (US$285.9 million), compared to RMB1,520.2 million in the same period last year.

Net cash provided by operating activities was RMB1,992.8 million (US$290.3 million), compared with RMB1,475.8 million in the same period last year.

Business Outlook

The Company makes no changes to its previously stated annual guidance: parcel volume for 2019 is expected to be in the range of 11.51 billion to 11.93 billion, representing a 35% to 40% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB4.8 billion to RMB5.2 billion, representing a 14.3% to 23.8% increase from the same period of 2018. Above estimates are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a new share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance. As of June 30, 2019, the Company has purchased an aggregate of 7,549,423 ADSs at an average purchase price of US$17.32, including repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in the overall market opportunities as well as ZTO’s solid operating fundamentals and financial strength for sustained profitable growth and value creation for its shareholders.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8650 to US$1.00, the noon buying rate on June 28, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 P.M. U.S. Eastern Time on Thursday, August 15, 2019 or 9:00 A.M. Beijing Time on Friday, August 16, 2019.

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206-115
International:	1-412-317-6061
Passcode:	9994827

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessible through August 22, 2019 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10133925

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the second quarter of 2019, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. The financial results to which this news release is related are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	4,197,919	5,423,640	790,042	7,742,323	9,997,671	1,456,325
Cost of revenues	(2,740,665)	(3,655,072)	(532,421)	(5,252,943)	(6,969,511)	(1,015,224)
Gross profit	1,457,254	1,768,568	257,621	2,489,380	3,028,160	441,101
Operating income (expenses):
Selling, general and administrative	(269,178)	(305,350)	(44,479)	(684,801)	(863,128)	(125,729)
Other operating income, net	773	29,531	4,302	82,680	87,633	12,765
Total operating expenses	(268,405)	(275,819)	(40,177)	(602,121)	(775,495)	(112,964)
Income from operations	1,188,849	1,492,749	217,444	1,887,259	2,252,665	328,137
Other income (expenses):
Interest income	70,708	144,470	21,044	131,029	290,941	42,380
Interest expense	(3)	—	—	(776)	—	—
Gain/(loss) on disposal of equity investees	549,733	—	—	549,733	(529)	(77)
Foreign currency exchange gain/(loss), before tax	35,901	22,293	3,247	(852)	(3,662)	(533)
Income before income tax, and share of loss in equity method investments	1,845,188	1,659,512	241,735	2,566,393	2,539,415	369,907
Income tax expense	(350,858)	(288,803)	(42,069)	(505,138)	(480,661)	(70,016)
Share of loss in equity method investments	(2,104)	(5,614)	(818)	(11,574)	(12,013)	(1,750)
Net income	1,492,226	1,365,095	198,848	2,049,681	2,046,741	298,141
Net income attributable to noncontrolling interests	(1,141)	(5,614)	(818)	(1,837)	(6,547)	(954)
Net income attributable to ZTO Express (Cayman) Inc.	1,491,085	1,359,481	198,030	2,047,844	2,040,194	297,187
Net income attributable to ordinary shareholders	1,491,085	1,359,481	198,030	2,047,844	2,040,194	297,187
Net earnings per share attributable to ordinary shareholders
Basic	2.07	1.73	0.25	2.86	2.60	0.38
Diluted	2.07	1.73	0.25	2.86	2.59	0.38
Weighted average shares used in calculating net earnings per ordinary share
Basic	721,183,933	786,106,219	786,106,219	715,978,664	786,069,533	786,069,533
Diluted	722,033,183	786,385,711	786,385,711	716,706,186	786,262,099	786,262,099
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	554,487	293,376	42,735	287,984	(50,852)	(7,407)
Comprehensive income	2,046,713	1,658,471	241,583	2,337,665	1,995,889	290,734
Comprehensive income attributable to noncontrolling interests	(1,141)	(5,614)	(818)	(1,837)	(6,547)	(954)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,045,572	1,652,857	240,765	2,335,828	1,989,342	289,780

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	4,622,554	7,111,684	1,035,934
Restricted cash	400	979	143
Accounts receivable, net of allowance for doubtful accounts of RMB13,996 and RMB16,347 at December 31, 2018 and June 30, 2019, respectively	596,995	573,624	83,558
Financing receivables, net of allowance for doubtful accounts of RMB4,139 and RMB6,739 at December 31, 2018 and June 30, 2019, respectively	517,983	507,096	73,867
Short-term investment	13,599,852	9,260,975	1,349,013
Inventories	43,813	35,354	5,150
Advances to suppliers	337,874	328,199	47,808
Prepayments and other current assets	1,507,996	2,124,817	309,512
Amounts due from related parties	6,600	79,625	11,599
Total current assets	21,234,067	20,022,353	2,916,584
Investments in equity investees	2,207,410	2,200,334	320,515
Property and equipment, net	9,035,704	9,671,468	1,408,808
Land use rights, net	1,969,176	2,169,262	315,989
Intangible assets, net	54,227	51,128	7,448
Right-of-use assets[6]	—	656,653	95,652
Goodwill	4,241,541	4,241,541	617,850
Deferred tax assets	318,063	324,548	47,276
Other non-current assets	622,669	1,194,426	173,986
TOTAL ASSETS	39,682,857	40,531,713	5,904,108
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,311,807	1,185,274	172,655
Advances from customers	436,710	902,012	131,393
Income tax payable	405,683	167,105	24,342
Amounts due to related parties	132,216	67,324	9,807
Lease liabilities[6]	—	232,067	33,804
Acquisition consideration payable	19,581	22,942	3,342
Dividends payable	1,699	3,723	542
Other current liabilities	2,833,769	2,729,341	397,573
Total current liabilities	5,141,465	5,309,788	773,458
Lease liabilities[6]	—	385,183	56,108
Deferred tax liabilities	157,940	155,470	22,647
Acquisition consideration payable	22,942	—	—
Other non-current liabilities	90,961	90,822	13,230
TOTAL LIABILITIES	5,413,308	5,941,263	865,443

(6)                                 In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 811,267,551 shares issued and 785,463,859 shares outstanding as of December 31, 2018; 803,718,128 shares issued and 782,114,477 shares outstanding as of June 30, 2019)	523	518	75
Additional paid-in capital	24,137,681	22,337,619	3,253,841
Treasury shares, at cost	(1,545,077)	(1,438,257)	(209,506)
Retained earnings	11,052,395	13,092,589	1,907,150
Accumulated other comprehensive income	571,716	520,864	75,872
ZTO Express (Cayman) Inc. shareholders’ equity	34,217,238	34,513,333	5,027,432
Noncontrolling interests	52,311	77,117	11,233
Total Equity	34,269,549	34,590,450	5,038,665
TOTAL LIABILITIES AND EQUITY	39,682,857	40,531,713	5,904,108

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,475,795	1,992,804	290,285	1,689,970	2,626,074	382,532
Net cash provided by/(used in) investing activities[7]	(5,649,363)	1,498,752	218,318	(7,246,921)	2,394,117	348,742
Net cash provided by/(used in) financing activities	6,620,184	(2,493,043)	(363,153)	5,815,067	(2,507,052)	(365,193)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	231,350	21,803	3,177	141,807	(23,430)	(3,413)
Net increase in cash, cash equivalents and restricted cash	2,677,966	1,020,316	148,627	399,923	2,489,709	362,668
Cash, cash equivalents and restricted cash at beginning of period	3,495,691	6,092,347	887,450	5,773,734	4,622,954	673,409
Cash, cash equivalents and restricted cash at end of period	6,173,657	7,112,663	1,036,077	6,173,657	7,112,663	1,036,077

(7) The amount of cash provided by investing activities mainly includes mature of the fixed term bank deposits with an original maturity of three months to one year. For the second quarter of 2019, the amounts of cash flow in for receiving the short-term investment are approximately RMB2,288.6 million (US$333.4 million), and the amounts of cash flow out for purchasing the short-term investment are approximately RMB3,736.7 million in the same period last year.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	1,492,226	1,365,095	198,848	2,049,681	2,046,741	298,141
Add:
Share-based compensation expense	27,983	10,800	1,573	227,727	295,065	42,981
(Gain)/loss on disposal of equity investees, net of income taxes	(424,521)	—	—	(424,521)	529	77
Adjusted net income	1,095,688	1,375,895	200,421	1,852,887	2,342,335	341,199

Net income	1,492,226	1,365,095	198,848	2,049,681	2,046,741	298,141
Add:
Depreciation	186,200	283,409	41,283	362,397	554,832	80,820
Amortization	12,693	14,676	2,138	23,363	25,969	3,783
Interest expenses	3	—	—	776	—	—
Income tax expenses	350,858	288,803	42,069	505,138	480,661	70,016
EBITDA	2,041,980	1,951,983	284,338	2,941,355	3,108,203	452,760

Add:
Share-based compensation expense	27,983	10,800	1,573	227,727	295,065	42,981
(Gain)/loss on disposal of equity investees, before income taxes	(549,733)	—	—	(549,733)	529	77
Adjusted EBITDA	1,520,230	1,962,783	285,911	2,619,349	3,403,797	495,818

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income attributable to ordinary shareholders	1,491,085	1,359,481	198,030	2,047,844	2,040,194	297,187
Add:
Share-based compensation expense	27,983	10,800	1,573	227,727	295,065	42,981
(Gain)/loss on disposal of equity investees, net of income taxes	(424,521)	—	—	(424,521)	529	77
Adjusted net income attributable to ordinary shareholders	1,094,547	1,370,281	199,603	1,851,050	2,335,788	340,245

Weighted average shares used in calculating net earnings per ordinary share
Basic	721,183,933	786,106,219	786,106,219	715,978,664	786,069,533	786,069,533
Diluted	722,033,183	786,385,711	786,385,711	716,706,186	786,262,099	786,262,099

Net earnings per share attributable to ordinary shareholders
Basic	2.07	1.73	0.25	2.86	2.60	0.38
Diluted	2.07	1.73	0.25	2.86	2.59	0.38

Adjusted net earnings per share attributable to ordinary shareholders
Basic	1.52	1.74	0.25	2.59	2.97	0.43
Diluted	1.52	1.74	0.25	2.58	2.97	0.43

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